Via Facsimile and U.S. Mail
Mail Stop 6010

September 15, 2008

Freedom 5, Inc.
Attn: Virginia K. Sourlis, Chief Executive Officer, President,
     and Chief Financial Officer
2 Bridge Avenue
Red Bank, NJ 07701

Re: Freedom 5, Inc.
        Form 10-KSB for the Year Ended December 31, 2007
        Form 10-QSB for the Period Ended March 31, 2008
        File No. 000-52113

Dear Ms. Sourlis:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief